SOL Strategies Announces April 2025

Corporate Update Highlighting $500 Million

Facility and Expanded Institutional

Partnerships

Toronto, Ontario--(Newsfile Corp. - May 1, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today provided its monthly corporate update for April 2025 and announced the date for its upcoming quarterly financial results.

April 2025 Corporate Highlights

SOL Strategies achieved several major milestones in April, including securing a landmark facility of up to $500 million to accelerate SOL token acquisitions, expanding key validator partnerships, launching new infrastructure and consumer products, and growing institutional exposure through our inclusion in ETF portfolios. The Company continues to strengthen its leadership position as the premier Solana-focused infrastructure platform.

Management Commentary

Leah Wald, CEO of SOL Strategies, stated:

"Our progress in April reflects the momentum behind our strategy. From securing a landmark facility of up to $500 million to expanding key validator relationships and deepening technical integrations, we're building a foundation for long-term leadership in institutional Solana staking."

Corporate Developments

SOL Strategies Secures Up to USD $500 Million Convertible Note Facility to Expand SOL Holdings

On April 23, 2025, SOL Strategies announced a landmark convertible note facility of up to $500 million with an affiliate of ATW Partners, representing the first digital asset financing structure exclusively dedicated to acquiring and staking Solana (SOL) tokens. Under the agreement, SOL Strategies will issue convertible notes in the aggregate principal amount of $20 million as an initial tranche on or about May 1, 2025, with additional capacity of up to $480 million available in follow-on drawdowns, subject to certain conditions.

Proceeds will be used to purchase SOL tokens, which will be staked on validators operated by SOL Strategies, with staking yield shared with investors. This structure is expected to strengthen the Company's validator business and generate immediate yield.

Annual Information Form (AIF) Filing

SOL Strategies' latest Annual Information Form (AIF) has been filed and is now available on SEDAR+.

You can view it here.

Business Developments

SOL Strategies Launches White-Label Validator Services with Pudgy Penguins as First Partner

On April 15, 2025, SOL Strategies announced a partnership with Pudgy Penguins to launch a dedicated Solana validator supporting the PENGU ecosystem. The launch of the PENGU validator via SOL Strategies' white-label validator program demonstrates demand for blockchain infrastructure solutions aligned with consumer Web3 brands.

Importantly, it also marks a strategic expansion of SOL Strategies' business into white-label validator services, which is expected to open new enterprise revenue opportunities and reinforcing the Company's role as a key infrastructure partner within the Solana ecosystem.

For more on SOL Strategies manages multiple validators, read Max Kaplan's blog post: Managing Multiple Solana Validators in an Enterprise Environment

Orangefin Solana Staking App Launch

On April 25, 2025, SOL Strategies launched Orangefin, the first mobile application dedicated exclusively to Solana staking, now available on iOS and Google Play stores. Orangefin delivers a streamlined staking experience for both retail and institutional users, reinforcing SOL Strategies' commitment to accessible, secure blockchain services.

For more on the development journey, read Max Kaplan's blog post:

Building a Solana Mobile App: The Pains of the App Store Duopoly

SOL Strategies Selected as Validator Partner for BitGo

On April 30, 2025, SOL Strategies announced that it was selected as a Solana validator partner for BitGo's $100B+ institutional custody platform, enabling BitGo's global clients-including hedge funds, exchanges, and family offices-to stake Solana through SOL Strategies' enterprise-grade infrastructure. The Company believes this partnership further validates SOL Strategies' ISO 27001-certified validator performance and reinforces its leadership role in providing secure, high-uptime Solana infrastructure for institutional clients.

Growing U.S. Institutional Ownership Through ETFs

Institutional adoption of SOL Strategies' stock continued to grow, with allocations across prominent ETF and index products, including the First Trust SkyBridge Crypto Industry and Digital Economy ETF (CRPT) and Invesco's Alerian Galaxy Crypto Economy ETF (SATO) and Alerian Galaxy Blockchain Users and Decentralized Commerce ETF (BLKC), as well as direct investments from institutional investors such as Boston Private Wealth LLC.

The Company believes this inclusion reflects growing institutional recognition of SOL Strategies' expanding role within the Solana ecosystem.

Solana Holdings

As of April 30, 2025, SOL Strategies held 269,258 SOL, with 268,671 SOL actively staked to the Company's validators.

Validator Performance Metrics

  Total SOL Staked: 3,036,462 SOL (excluding white-label partnership validators) (approximately CAD $610 million / USD $443 million)
  Total Validators Operated: 4 (excluding white-label partnership validators)

A validator is a specialized server node on the Solana blockchain that processes transactions, verifies blocks, and maintains network consensus. Operating validators requires significant technical expertise and capital investment and is core to blockchain infrastructure activities.

The CAD amounts above are based on prices and FX rates quoted by Coinbase as of 4:15 PM ET on April 30, 2025.

Technical Performance and Developments

  Uptime: 99.995% across all validators
  Maximum APY Delivered to Delegators: 8.59% (Orangefin)
  Network Average APY: 8.2%

(Source: Stakewiz, data sourced from stake account reward entries for epochs ending April 2025.)

Market Note

In April 2025, discussions around Solana's monetary policy remained active following the March vote on SIMD-228, a proposal to reduce the network's inflation rate from 4.5% to 0.87%. Although 61.4% of staked SOL voted in favor--just short of the required two-thirds supermajority--the vote highlighted a divide between larger validators advocating for long-term sustainability and smaller validators concerned about revenue compression and decentralization risks.

In parallel, Firedancer-Jump Crypto's high-performance validator client for Solana-continued development, with early testing demonstrating major throughput improvements (CoinMarketCap coverage). SOL Strategies is currently implementing Firedancer on two of their validators and monitors Firedancer's progress, aligning with its long-term focus on scaling blockchain infrastructure and validator excellence.

Solana's price averaged approximately $154.82 USD during April, reflecting broader digital asset market volatility and ongoing debates around network economics. Despite market fluctuations, institutional interest in blockchain infrastructure and staking solutions continues to strengthen. Additionally, a report from EY highlights that 83% of institutional investors intend to increase their allocations to digital assets in the coming year.

Media & Industry Engagement

In April 2025, SOL Strategies expanded its media presence and technical thought leadership across top platforms:

  Leah Wald, CEO, appeared live on Bloomberg Crypto TV (19:10-22:11) to discuss Solana's ecosystem growth, the institutional adoption of staking, and SOL Strategies' leadership in blockchain infrastructure.
  Max Kaplan, CTO, was featured on the ALPHA 59 podcast, discussing how SOL Strategies is capturing value in the emerging era of internet capital markets.
  Following the Pudgy Penguins announcement, SOL Strategies was mentioned in outlets like CryptoNews and Altcoin Buzz, resulting in a larger appearance by Leah Wald on the CryptoNews podcast. Here, Leah also shared her perspective on SOL Strategies' evolution, covering the Company's transition beyond being seen as a SOL ETF proxy and highlighting its broader strategy across acquisitions, validator expansion, and real-world blockchain infrastructure.
  Following the $500 million convertible note announcement, SOL Strategies was mentioned in 40 pieces of unique media coverage, including outlets such as CoinDesk, CNBC Crypto World (0:36), Cointelegraph, and Decrypt.
  Leah Wald appeared on Cryptonews Spotlight Podcast for an in-depth discussion on how SOL Strategies is much more than a Solana proxy investment.
  Leah Wald and Max Kaplan guest lectured at Vanderbilt University's law school, providing insights into Solana validator infrastructure, the future of decentralized finance, and the practical applications of blockchain technology.

SOL Strategies published new technical research on its blog, including Protecting the Firedancer UI in an Enterprise Environment, demonstrating the Company's commitment to advancing best practices for high-performance Solana infrastructure.

Second Quarter 2025 Financial Results

SOL Strategies will release its financial results for the second quarter of fiscal year 2025 on Friday, May 30, 2025. CEO Leah Wald, CFO Doug Harris, and CTO Max Kaplan will host a webcast and conference call the following Monday, after market close.

Event: SOL Strategies, Inc. Second Quarter 2025 Financial Results Webcast and Conference Call

Webcast Date: Monday, June 2, 2025, at 4:30 PM EST

Live Call: (800) 245-3047 (U.S.) or (203) 518-9765 (International), Conference ID: SOLQ225

Webcast Link: https://event.on24.com/wcc/r/4950255/BFBCE094E7089059DF9190FE5FD69DC4

Investors, analysts, and stakeholders are encouraged to attend the call to hear more about the Company's recent milestones and growth outlook.

A replay will be available shortly after the event at https://solstrategies.io/investors/. While you're there, we encourage you to sign up for our investor distribution list to receive future updates directly.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides exposure to strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact: John Ragozzino, CFA solstrategies@icrinc.com 203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the convertible note offering and its intended impact on the Company; the intended impacts of the Pudgy Penguins partnership, the Solana Staking app launch and the BitGo partnership,. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Additional information on forward-looking statements and other factors that could affect the Company's operations and financial results are included in documents filed with Canadian securities regulatory authorities and may be accessed through the Company's profile on the SEDAR+ website (www.sedarplus.ca).

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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